King & Spalding LLP 1100 Louisiana Street, Suite 4000 Houston, Texas 77002-5213 www.kslaw.com

James H. Wilson
Direct Dial: (713) 751-3207
Direct Fax: (713) 751-3290
jhwilson@kslaw.com
April 13, 2007
VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010
Attention: Mr. H. Roger Schwall

Re:	Newfield Exploration Company (“Newfield”)
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 3, 2006
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 1-12534
Supplemental Reponses dated January 16, 2007,
February 2, 2007 and February 16, 2007
Ladies and Gentlemen:
     This letter is being furnished to you on behalf of our client, Newfield. Newfield requests additional time to respond to your comments with respect to the above referenced filings set forth in a letter dated March 30, 2007. Newfield is working to gather the information needed to respond to your comments and will provide a written response not later than Friday, April 20, 2007.
     If you have any questions with respect to the foregoing, please call the undersigned at (713) 751—3207.

Very truly yours, KING & SPALDING LLP
By:	/s/ James H. Wilson
James H. Wilson

c:	Ronald Winfrey